Exhibit 99.2

DLocal Limited

Unaudited Consolidated Condensed Interim Financial Statements as of September 30, 2025 and for the nine-month and three-month periods ended September 30, 2025 and 2024

DLocal Limited

Unaudited Consolidated Condensed Interim Statements of Comprehensive Income

For the nine-month and three-month periods ended September 30, 2025 and 2024

(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)

		Nine months ended		Three months ended
	Notes	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Continuing operations
Revenues	6	755,700	541,483	282,483	185,774
Cost of services	6	(468,747)	(330,521)	(179,294)	(107,594)
Gross profit		286,953	210,962	103,189	78,180

Technology and development expenses	7	(22,991)	(18,803)	(8,844)	(6,930)
Sales and marketing expenses	8	(20,116)	(16,028)	(8,139)	(6,892)
General and administrative expenses	8	(79,551)	(74,042)	(28,224)	(22,636)
Impairment (loss)/gain on financial assets	17	(1,796)	93	5	(8)
Other operating loss		(5,300)	(3,950)	(2,398)	(578)
Operating profit		157,199	98,232	55,589	41,136
Finance income	11	33,756	54,839	10,418	7,335
Finance costs	11	(24,189)	(36,580)	(4,035)	(17,420)
Inflation adjustment	11	(2,663)	(6,263)	(794)	(1,954)
Other results		6,904	11,996	5,589	(12,039)
Profit before income tax		164,103	110,228	61,178	29,097
Income tax expense	12	(22,838)	(19,460)	(9,388)	(2,286)
Profit for the period		141,265	90,768	51,790	26,811
Profit attributable to:
Owners of the Group		141,265	90,734	51,825	26,782
Non-controlling interest		—	34	(35)	29
Profit for the period		141,265	90,768	51,790	26,811
Earnings per share
Basic Earnings per share	14	0.49	0.31	0.18	0.09
Diluted Earnings per share	14	0.47	0.30	0.17	0.09
Other comprehensive income
Items that are or may be reclassified subsequently to profit or loss:
Exchange difference on translation on foreign operations		5,210	(6,771)	(2,619)	(498)
Other comprehensive income for the period, net of tax		5,210	(6,771)	(2,619)	(498)
Total comprehensive income for the period		146,475	83,997	49,171	26,313
Total comprehensive income for the period is attributable to:
Owners of the Group		146,441	83,979	49,257	26,301
Non-controlling interest		34	18	(86)	12
Total comprehensive income for the period		146,475	83,997	49,171	26,313

The accompanying notes are an integral part of these Unaudited Consolidated Condensed Interim Financial Statements.

DLocal Limited

Unaudited Consolidated Condensed Interim Statements of Financial Position

As of September 30, 2025 and December 31, 2024

(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)

	Notes	September 30, 2025	December 31, 2024
ASSETS
Current assets
Cash and cash equivalents	15	604,467	425,172
Financial assets	16	95,026	129,319
Trade and other receivables	17	576,389	496,713
Derivative financial instruments	22	828	2,874
Other assets	18	30,328	18,805
Total current assets		1,307,038	1,072,883
Non-current assets
Trade and other receivables	17	13,823	18,044
Deferred tax assets		5,428	5,367
Property, plant and equipment		4,116	3,377
Right-of-use assets		3,212	3,645
Intangible assets	19	71,754	63,318
Other assets	18	3,383	4,695
Total non-current assets		101,716	98,446
TOTAL ASSETS		1,408,754	1,171,329
LIABILITIES
Current liabilities
Trade and other payables	20	816,729	597,787
Lease liabilities		1,147	1,137
Tax liabilities	21	14,806	21,515
Derivative financial instruments	22	1,606	6,227
Financial liabilities	23	63,079	50,455
Provisions	24	388	500
Total current liabilities		897,755	677,621
Non-current liabilities
Deferred tax liabilities		3,768	1,858
Lease liabilities		2,566	2,863
Total non-current liabilities		6,334	4,721
TOTAL LIABILITIES		904,089	682,342
EQUITY
Share capital	14	588	570
Share premium		—	186,769
Treasury shares		—	(200,980)
Capital reserve		40,418	33,438
Other reserves		(15,758)	(20,934)
Retained earnings		479,283	490,024
Total equity attributable to owners of the Group		504,531	488,887
Non-controlling interest		134	100
TOTAL EQUITY		504,665	488,987
TOTAL EQUITY AND LIABILITIES		1,408,754	1,171,329

The accompanying notes are an integral part of these Unaudited Consolidated Condensed Interim Financial Statements.

DLocal Limited

Unaudited Consolidated Condensed Interim Statements of Changes in Equity

For the nine-month period ended September 30, 2025 and 2024

(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)

	Notes	Share Capital	Share Premium	Treasury Shares	Capital Reserve	Other Reserves	Retained Earnings	Total	Non- controlling interest	Total equity
Balance as of January 1st, 2025		570	186,769	(200,980)	33,438	(20,934)	490,024	488,887	100	488,987
Comprehensive income for the period
Profit for the period		—	—	—	—	—	141,265	141,265	—	141,265
Exchange difference on translation on foreign operations		—	—	—	—	5,176	—	5,176	34	5,210
Total comprehensive income for the period		—	—	—	—	5,176	141,265	146,441	34	146,475
Transactions with Group owners in their capacity as owners
Share-options exercise	14	2	10,085	—	(8,673)	—	—	1,414	—	1,414
Share-based payments net of forfeitures	9	—	—	—	17,771	—	—	17,771	—	17,771
Dividends paid	1.2.c	—	—	—	—	—	(149,982)	(149,982)	—	(149,982)
Treasury shares cancellation	14	—	(198,956)	200,980	—	—	(2,024)	—	—	—
Warrant Exercise	14	16	2,102	—	(2,118)	—	—	—	—	—
Transactions with Group owners in their capacity as owners		18	(186,769)	200,980	6,980	—	(152,006)	(130,797)	—	(130,797)
Balance as of September 30, 2025		588	0	0	40,418	(15,758)	479,283	504,531	134	504,665
Balance as of January 1st, 2024		591	173,001	(99,936)	21,575	(9,808)	369,608	455,031	109	455,140
Comprehensive income for the period
Profit for the period		—	—	—	—	—	90,734	90,734	34	90,768
Exchange difference on translation on foreign operations		—	—	—	—	(4,941)	(1,814)	(6,755)	(16)	(6,771)
Total comprehensive income for the period		—	—	—	—	(4,941)	88,920	83,979	18	83,997
Transactions with Group owners in their capacity as owners
Share-options exercise	14	2	9,945	—	(8,452)	—	—	1,495	—	1,495
Share-based payments net of forfeitures	9	—	—	—	17,441	—	—	17,441	—	17,441
Repurchase of shares	14	(23)	—	(101,044)	—	—	—	(101,067)	—	(101,067)
Transactions with Group owners in their capacity as owners		(21)	9,945	(101,044)	8,989	—	—	(82,131)	—	(82,131)
Balance as of September 30, 2024		570	182,946	(200,980)	30,564	(14,749)	458,528	456,879	127	457,006

The accompanying notes are an integral part of these Unaudited Consolidated Condensed Interim Financial Statements.

DLocal Limited

Unaudited Consolidated Condensed Interim Statements of Cash Flows

For the nine-month periods ended September 30, 2025 and 2024

(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)

	Notes	September 30, 2025	September 30, 2024
Cash flows from operating activities
Profit before income tax		164,103	110,228
Adjustments:
Interest income from financial instruments	11	(19,506)	(21,345)
Interest charges for lease liabilities	11	146	131
Other interests charges		2,284	3,020
Finance expense related to derivative financial instruments		5,088	20,089
Amortization of intangible assets	10	15,179	11,147
Depreciation and disposals of property, plant and equipment and right-of-use assets	10	1,552	1,142
Disposals of property, plant and equipment, right-of-use and intangible assets		880	90
Share-based payment expense, net of forfeitures	9	17,771	17,441
Net exchange differences		16,540	18,873
Fair value gain on financial assets at FVPL	11	(14,250)	(33,494)
Other operating loss		5,300	3,950
Net Impairment loss/(gain) on financial assets	17	1,796	(93)
Inflation adjustment and other financial results		5,693	(11,359)
		202,576	119,820
Changes in working capital
Increase in trade and other receivables		(82,551)	(53,159)
Decrease in other assets		3,249	1,299
Increase in trade and other payables		218,943	63,743
(Decrease) / Increase in tax liabilities		(4,658)	651
Decrease in provisions		(112)	(84)
Cash generated from operating activities		337,447	132,270
Income tax paid		(22,403)	(23,923)
Net cash generated from operating activities		315,044	108,347
Cash flows from investing activities
Acquisitions of property, plant and equipment		(1,680)	(1,278)
Additions of intangible assets	19	(23,615)	(15,243)
Acquisitions of financial assets		(147,369)	(106,616)
Collections of financial assets		179,027	108,097
Interest collected from financial instruments		19,506	21,345
Payments for investments in other assets at FVPL	18	(12,500)	—
Net cash generated from investing activities		13,369	6,305
Cash flows from financing activities
Dividends paid		(149,982)	—
Repurchase of shares	14	—	(101,067)
Share-options exercise received	14	1,414	1,495
Net proceeds from financial liabilities		22,922	16,775
Interest payments on financial liabilities		(10,622)	(648)
Interest payments on lease liability		(146)	(131)
Principal payments on lease liability		(1,511)	(440)
Finance expense paid related to derivative financial instruments		(7,665)	(15,009)
Other finance expense paid		(2,138)	(1,123)
Net cash used in financing activities		(147,728)	(100,148)
Net increase in cash flow		180,685	14,504
Cash and cash equivalents at the beginning of the period		425,172	536,160
Effects of exchange rate changes on inflation and cash and cash equivalents		(1,390)	9,868
Cash and cash equivalents at the end of the period		604,467	560,532

The accompanying notes are an integral part of these Unaudited Consolidated Condensed Interim Financial Statements.

DLocal Limited

Notes to Unaudited Consolidated Condensed Interim Financial Statements

At September 30, 2025

(All amounts in thousands of U.S. Dollars except share data, par value or as otherwise indicated)

1. General information and significant events of the period

1.1. General information

DLocal Limited (“dLocal” or the “Company”) was established on October 5, 2016 as a limited liability holding company in Malta (together with its subsidiaries as the “Group”). On April 14, 2021 the Group was reorganized under dLocal and domiciled and incorporated in the Cayman Islands. The Company holds a controlling financial interest in the Group. These Unaudited Consolidated Condensed Interim Financial Statements include dLocal’s subsidiaries.

The Group processes payment transactions, enabling merchants generally located in developed economies (mainly United States, Europe and China) to receive payments (“pay-ins”) from customers in emerging markets and to facilitate payments (“pay-outs”) to customers in emerging markets.

The Group processes local payments in emerging markets through its network of acquirers and payments processors. Through its partnership with financial institutions, the Group expatriates/repatriates funds to/from developed economies where the merchant customers elect settlement in their preferred currency (mainly U.S. Dollar and Euro).

The Group is licensed and regulated in the EU as an Electronic Money Issuer, or EMI, and Payment Institution, or PI, and registered as a Money Service Business with the Financial Crimes Enforcement Network of the U.S. Department of the Treasury, or FinCEN, and operates and may be licensed, where applicable, in many countries in emerging markets, primarily in the Americas, Asia and Africa. In December 2024, the Group achieved a significant advancement by obtaining a license in the United Kingdom as an Authorized Payment Institution (API), further enhancing its global regulatory framework.

In addition, the Group is subject to laws aimed at preventing money laundering, corruption, and the financing of terrorism under the framework established by the Fourth Anti-Money Laundering Directive (AMLD4) as amended by the Fifth Anti-Money Laundering Directive (AMLD5), which remains applicable across the European Union and in Malta. In parallel, Malta has initiated the transposition of the Sixth Anti-Money Laundering Directive (AMLD6), with initial measures already implemented in 2025 relating to beneficial ownership access and the trust register under amendments to the Trusts and Trustees Act. The recently established EU Anti-Money Laundering Authority (AMLA) became operational in July 2025, enhancing coordination and oversight among national competent authorities.

1.2. Significant events during the period

a)
Class action lawsuits

On February 23 and February 28, 2023, respectively, the Company was named, along with several of its senior executives and/or directors, as defendants in certain putative class action lawsuits filed in the Supreme Court of the State of New York, New York County, asserting claims under Sections 11, 12, and 15 of the Securities Act of 1933, based in significant part on a short-seller report. These matters, Zappia et al. v. DLocal Limited et al., Index No. 151778/2023 (Sup. Ct. N.Y. Cty.), and Hunt et al. v. DLocal Limited et al., Index No. 651058/2023 (Sup. Ct. N.Y. Cty.), or the Zappia and Hunt Actions, allege, among other things, that the registration statement for the Company’s June 2021 initial public offering reflected certain material misstatements or omissions.

On March 3, 2023, plaintiffs in the two actions filed a stipulation and proposed order consolidating the cases and appointing putative lead counsel. The parties also agreed to a schedule for plaintiffs’ filing of an amended complaint and a subsequent briefing schedule for a motion to dismiss the amended complaint.

On May 12, 2023, plaintiffs in the Zappia and Hunt Actions jointly filed a consolidated amended complaint. On July 11, 2023, the Company filed a motion to dismiss the complaint. Plaintiffs filed their opposition brief on August 15, 2023, and the Company filed a reply in further support of its motion to dismiss on September 22, 2023. On February 29, 2024, the court presided over oral argument on the motion. On March 20, 2025, the court issued a decision and order granting the motion and dismissing the complaint as to all moving defendants, including dLocal. On April 18, 2025, the plaintiffs filed a notice of appeal of the decision and order granting the motion to dismiss. The plaintiffs had until October 18, 2025 to “perfect” their appeal by filing their opening appellate brief and the record on appeal. In an order dated June 9, 2025, the court dismissed the complaint in its entirety against the Individual Defendants for failure to effectuate service. On October 20, 2025, the plaintiffs filed their opening appellate brief as against the Company in the Supreme Court of the State of New York, Appellate Division, First Judicial Department. The Company’s response brief is currently due on January 9, 2026 and Plaintiffs’ reply brief on February 13, 2026.

The Company has also been named, along with several of its senior executives and/or directors, in a putative class action lawsuit filed in the U.S. District Court for the Eastern District of New York, asserting claims under Sections 11 and 15 of the Securities Act and Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as well as Rule 10b-5 promulgated thereunder. This lawsuit, captioned Laurenzi v. dLocal Ltd., et al., 1:23-cv-07501 (E.D.N.Y.) (Laurenzi Action), was initiated on October 6, 2023. On January 4, 2024, the Court appointed a Lead Plaintiff. On March 18, 2024, Lead Plaintiff filed an amended class action complaint. The amended complaint alleges misstatements and omissions in the registration statement for the Company’s June 2021 initial public offering and in various public filings and press releases during the period of June 2, 2021, through June 5, 2023. Pursuant to a schedule agreed upon with Lead Plaintiff’s counsel, the Company filed on April 30, 2024, a letter, as required by court rules, requesting a pre-motion conference regarding an anticipated motion to dismiss the Laurenzi Action in full. Lead Plaintiff responded to that letter on May 14, 2024. On June 10, 2024, the court held the requested preliminary conference and set a schedule for briefing on the Company’s motion to dismiss. The Company served its opening brief on August 9, 2024, Lead Plaintiff served an opposition on October 11, 2024, and the Company served its reply on November 8, 2024. The court has not yet indicated whether it will hear oral argument on the Company’s motion, and no other proceedings are currently ongoing or scheduled. On July 9, 2025, the court issued an order holding the motion “in abeyance” until six months after the issuance of letters rogatory addressed to certain individual defendants. On August 20, 2025, the court formally issued letters rogatory addressed to such individual defendants.

Due to the preliminary posture of the above-described lawsuits as of the date of issuance of these Unaudited Consolidated Condensed Interim Financial Statements, the Company’s management and its legal advisors are unable to evaluate the likelihood of an adverse outcome or estimate a range of potential losses and no provision for contingencies has been recorded for the aforementioned matters. DLocal Limited intends to defend itself vigorously in these actions. As of the date of issuance of the Company’s Unaudited Consolidated Condensed Interim Financial Statements there were no further updates in this regard.

b)
Developments in Argentina

Argentina is subject to extensive foreign exchange regulations. We regularly consult with our legal advisors in Argentina regarding the applicability of these regulations to our operations. Additionally, in 2023, certain administrative and judicial inquiries were initiated concerning our Argentinean subsidiary, dLocal Argentina S.A. These inquiries do not seek penalties at this stage. Based on consultations with our legal advisors, we believe our activities comply with applicable laws and regulations, including foreign exchange and tax regulations. As of the date of this filing, no new developments have emerged in 2025 regarding these matters.

c)
Dividends

On May 13, 2025, the Company’s Board of Directors authorized and declared a cash dividend of an aggregate of US$150,000. In June 2025, the Company paid dividends equivalent to US$0.5107 per share, to shareholders of record as of the close of the business day on May 27, 2025. In addition, the Board of Directors approved a Dividend Policy pursuant to which the Company intends to pay annual cash dividends to the holders of its common shares at an amount equal to 30% of the Company’s free cash flow for the prior year, defined as net cash from operating activities, excluding merchant funds, less capital expenditure. The declaration of future dividends remains subject to the discretion of the Board of Directors.

2. Presentation and preparation of the Unaudited Consolidated Condensed Interim Financial Statements and significant accounting policies

2.1. Basis of preparation of Unaudited Consolidated Condensed Interim Financial Statements

These Unaudited Consolidated Condensed Interim Financial Statements for the nine months ended September 30, 2025, have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” as issued by the International Accounting Standard Board.

These Unaudited Consolidated Condensed Interim Financial Statements do not include all the notes of the type normally included in an annual consolidated financial statement. Accordingly, this report should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2024 (the “Annual Financial Statements”).

The accounting policies and critical accounting estimates and judgments adopted, except for those explicitly indicated on these Unaudited Consolidated Condensed Interim Financial Statements, are consistent with those of the previous financial year and corresponding interim reporting period.

All amounts are presented in thousands of U.S. Dollars except share data or as otherwise indicated.

These Unaudited Consolidated Condensed Interim Financial Statements for the nine months ended September 30, 2025 were authorized for issuance by dLocal’s Board of Directors on November 12, 2025.

2.2. New accounting pronouncements

The accounting policies adopted in the preparation of the Unaudited Consolidated Condensed Interim Financial statements are consistent with those followed in the preparation of the Group’s Annual Consolidated Financial Statements for the year ended December 31, 2024, except for the adoption of new standards effective as of January 1, 2025. Amendment to IAS 21 - Lack of Exchangeability applied for the first time in 2025, which does not have a material impact on the Unaudited Consolidated Condensed Interim Financial Statements of the Group.

2.3. Impact of IFRS Accounting Standards issued but not yet applied by the Group

The following new standards, amendments to standards and interpretation of IFRS issued by the IASB were not adopted since they are not effective for the issuance of the Unaudited Consolidated Condensed Interim Financial Statements. The Company is assessing the impact of the standards and plans to adopt these new standards, amendments, and interpretation, if applicable, when they become effective.

IFRS 18 - Presentation and disclosure in financial statements (effective on January 1, 2027)

On April 9, 2024, the IASB issued a new standard IFRS 18, the new standard on presentation and disclosure in financial statements, with a focus on updates to the statement of profit or loss. The key new concepts introduced in IFRS 18 relate to:

•
the structure of the statement of profit or loss;
•
required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements (that is, management-defined performance measures); and
•
enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general.

IFRS 18 will replace IAS 1; many of the other existing principles in IAS 1 are retained, with limited changes. IFRS 18 will not impact the recognition or measurement of items in the financial statements, but it might change what an entity reports as its ‘operating profit or loss’.

IFRS 18 will apply for reporting periods beginning on or after January 1, 2027, and also applies to comparative information.

IFRS 9 – Financial Instruments and IFRS 7 Financial Instruments: Disclosure (effective on January 1, 2026)

On May 30, 2024, the IASB issued target amendments to IFRS 9 and IFRS 7. The amendments intend to:

•
Clarify the period of recognition and derecognition of some financial assets and liabilities, with new exception for some financial liabilities settled through electronic cash transfer;
•
Provides further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion;
•
New disclosures for certain instruments with contractual terms that can change cash flows and equity instruments designated at fair value through other comprehensive income (“FVTOCI”).

IFRS 19 - Subsidiaries without Public Accountability: Disclosures and amendment (effective on January 1, 2027)

On May 9, 2024, the IASB has issued a new IFRS Accounting Standard for subsidiaries.

An eligible subsidiary applies the requirements in other IFRS Accounting Standards except for the disclosure requirements and instead applies the reduced disclosure requirements in IFRS 19. IFRS 19’s reduced disclosure requirements balance the information needs of the users of eligible subsidiaries’ financial statements with cost savings for preparers. IFRS 19 is a voluntary standard for eligible subsidiaries.

On August 21, 2025, the IASB has issued ‘Amendments to IFRS 19 Subsidiaries without Public Accountability: Disclosures’. The amendments cover new or amended IFRS Accounting Standards issued between February 28, 2021 and May 1, 2024, that were not considered when IFRS 19 was first issued.

3. Accounting estimates and judgments

Accounting estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The accounting estimates and judgments adopted in these Unaudited Consolidated Condensed Interim Financial Statements are consistent with those of the previous financial year and the corresponding interim reporting period.

4. Consolidation of subsidiaries

DLocal Limited is the Group parent and acts as a holding company for all subsidiaries. Its principal sources of revenue include dividends from subsidiaries and profit-sharing payments from subsidiary partnerships. dLocal’s main activity is the processing of cross-border and local payments, enabling international merchants to access end customers in emerging markets.

There were no changes since December 31, 2024 in the accounting practices adopted for consolidation of the Company’s direct and indirect interests in its subsidiaries for the purposes of these Unaudited Consolidated Condensed Interim Financial Statements. During the nine-month period ended September 30, 2025, Dlocal OpCo US Inc. was incorporated in the United States, with a 100% ownership by the Group. During the nine-month period ended September 30, 2025, the subsidiary CRI Demerge Costa Rica SRL was dissolved.

5. Segment reporting

The Group operates as a single operating segment, “payment processing”. Operating segments are defined as components of an enterprise for which separate financial information is regularly evaluated by the chief operating decision maker (“CODM”) which is the group’s executive team represented by executive officers and directors. The Group has determined that its Executive Team is the chief operating decision maker as they determine the allocation of resources and assess performance.

The Executive Team evaluates the Group’s financial information and resources, and assesses the financial performance of these resources based on consolidated Revenue, Adjusted EBITDA and Adjusted EBITDA margin as further described below.

Adjusted EBITDA and Adjusted EBITDA Margin

The Executive Team assesses the financial performance of the Group’s sole segment by Revenues, Adjusted EBITDA and Adjusted EBITDA Margin. Adjusted EBITDA is defined as the consolidated profit from operations before financing and taxation for the applicable reporting period before depreciation of property, plant and equipment, amortization of right-of-use assets and intangible assets. It also excludes adjustments applied to subsidiaries operating in hyperinflationary environments, share-based payment non-cash charges, other operating losses, impairment gain/loss on financial assets, secondary offering expenses and other non-recurring costs. The Group defines Adjusted EBITDA Margin as the Adjusted EBITDA divided by Revenue.

The Group reconciles its Adjusted EBITDA and Adjusted EBITDA Margin to profit for the period as presented in the Unaudited Consolidated Condensed Interim Statements of Comprehensive Income as follows:

		Nine months ended		Three months ended
	Note	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Profit for the period (i)		141,265	90,768	51,790	26,811
Income tax expense	12	22,838	19,460	9,388	2,286
Depreciation and amortization	10	16,731	12,289	6,129	4,438
Finance income	11	(33,756)	(54,839)	(10,418)	(7,335)
Finance costs	11	24,189	36,580	4,035	17,420
Inflation adjustment	11	2,663	6,263	794	1,954
Share-based payment non-cash charges, net of forfeitures	9	17,771	17,441	6,840	6,204
Other operating loss		5,300	3,950	2,398	578
Impairment loss / (gain) on financial assets	17	1,796	(93)	(5)	8
Secondary offering expenses (ii)		739	—	739	0
Other non-recurring costs (iii)		123	—	—	—
Adjusted EBITDA		199,659	131,819	71,690	52,364

Revenues	6	755,700	541,483	282,483	185,774
Adjusted EBITDA		199,659	131,819	71,690	52,364
Adjusted EBITDA Margin		26.4%	24.3%	25.4%	28.2%

(i)
Includes net gain or loss related to the effective portion of the change in the spot rate of the hedged foreign currency risk. For further information refer to Note 22 Derivative financial instruments.
(ii)
Corresponds to expenses assumed by dLocal in relation to secondary offering of its shares.
(iii)
Refers to costs not directly associated with the Company’s core business activities, including costs associated with addressing the allegations made by a short-seller report and certain class action proceedings and other legal and regulatory expenses (which include fees from counsel, global expert services and a forensic accounting advisory firm) in 2025.

The Group’s revenue, results and assets for this one reportable segment can be determined by reference to the Unaudited Consolidated Condensed Interim Statement of Comprehensive Income and Unaudited Consolidated Condensed Interim Statement of Financial Position.

As required by IFRS 8 Operating Segments, below are presented applicable entity-wide disclosures related to Group’s revenues.

Revenue breakdown by region and country

The Group derives its revenues from delivering services to international merchants (mainly in the United States, Europe, and China), enabling them to receive payments and facilitate payments in emerging markets. The Group has operations in more than 40 countries, where its merchant customers operate.

The following table presents the Group’s revenue by region based on the country in which the end users of our merchant customers executed their payments. This presentation does not imply that revenue is generated, sourced, or subject to taxation in the respective country. Revenue recognition is based on IFRS principles and reflects the contractual relationships between the Group, its merchants, and its operating companies. For financial reporting purposes, regions are disclosed separately only if payments from/to merchant customers in a given region represented at least 10% of total revenues.

	Nine months ended		Three months ended
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
LatAm	599,860	409,328	234,255	145,220
Brazil	140,322	118,269	58,912	32,936
Argentina	101,304	60,336	41,422	26,032
Mexico	128,311	108,798	45,940	38,927
Other countries	229,923	121,925	87,981	47,325
Non-LatAm	155,840	132,155	48,228	40,554
Egypt	47,741	72,596	8,067	18,564
Other countries	108,099	59,559	40,161	21,990
Total	755,700	541,483	282,483	185,774

During the nine months ended September 30, 2025 and 2024, the Group had no revenues from customers domiciled in the Cayman Islands. The Group’s revenues are derived from payment processing services provided to merchants, regardless of the geographic location of their customers. dLocal does not engage with or provide services directly to the end-users of its merchants.

Revenue with large customers

For the nine months ended September 30, 2025, the Group’s revenue from its top 10 merchants represented 60% of revenue (62% of revenue for the nine months ended September 30, 2024). For the nine months ended September 30, 2025 there is two merchants (two merchants for the nine months ended September 30, 2024) that on an individual level accounted for more than 10% of the total revenue.

Non-current assets by country

The Company does not have any non-current assets located in the Cayman Islands.

Material non-current assets are the intangible assets described in Note 19: Intangible Assets.

6. Revenues and Cost of Services

(a) Revenue and Gross profit description

dLocal derives revenue by processing payments for international merchants who operate in selected emerging markets.

The breakdown of revenue from contracts with customers per type of service is as follows:

	Nine months ended		Three months ended
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Transaction revenues (i)	741,699	537,147	275,674	183,252
Other revenues (ii)	14,001	4,336	6,809	2,522
Revenues from payment processing	755,700	541,483	282,483	185,774
Cost of services	(468,747)	(330,521)	(179,294)	(107,594)
Gross profit	286,953	210,962	103,189	78,180

(i)
Transaction revenues consist of fees from processing, foreign exchange, installment, advances granted to merchants, chargebacks, refunds and other transactional fees.
(ii)
Other revenues are mainly comprised of other fees, such as smart defense, issuing, minimum monthly and small transfer fees.

(b) Revenue recognized at a point in time and over time

Transaction revenues are recognized at a point in time when the payment transaction, or its reversal in the case of chargeback and refunds, has been processed. Other revenues are recognized as revenue at a point in time when the respective performance obligation is satisfied. The Group did not recognize revenues over time for the nine months ended September 30, 2025 and 2024.

(c) Cost of services

Cost of services are composed of the following:

	Nine months ended		Three months ended
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Processing costs (i)	444,156	313,294	170,508	101,554
Hosting expenses (ii)	8,018	5,518	2,814	1,733
Amortization of intangible assets (iii)	13,553	9,574	4,963	3,509
Salaries and wages (iv)	3,020	2,135	1,009	798
Total	468,747	330,521	179,294	107,594

(i)
Includes fees financial institutions (e.g., banks, local acquirers, or payment method providers) charge the Group, typically as a percentage of the transaction value (but in certain cases, as a fixed fee such as in the case of pay-outs in relation to payment processing, cash advances, installment payments and merchant advances finance cost). Such fees vary by financial institution and typically depend on the settlement period contracted with such institution, the payment method used and the type of product (e.g., pay-in or a pay-out). These fees also include conversion and expatriation or repatriation costs charged by banks and brokers and the corresponding hedging results. For further details related to effect of hedging results see Note 22. Derivative financial instruments.
(ii)
Expenses related to hosting services for the Group’s payment platform.
(iii)
Corresponds to amortization of capitalized internally-generated software. For further detail refer to Note 19: Intangible Assets.
(iv)
Consists of salaries and wages of employees and contractors directly involved in our day-to-day operations. For further detail refer to Note 9: Employee Benefits.

7. Technology and development expenses

Technology and development expenses consist of the following:

	Nine months ended		Three months ended
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Salaries and wages (i)	12,354	8,872	4,825	3,586
Software licenses (ii)	4,801	4,658	1,769	1,316
Infrastructure expenses (iii)	2,840	3,679	940	1,244
Information and technology security expenses (iv)	322	163	48	78
Other technology expenses	2,674	1,431	1,262	706
Total	22,991	18,803	8,844	6,930

(i)
Consists primarily of compensation of full-time equivalents, or FTEs, engaged in or related to product and technology development, excluding capitalized salaries and wages related to internally generated software. For further detail on total salaries and wages refer to Note 9: Employee Benefits.
(ii)
Consists of software licenses used exclusively by the technology development department for the development of the platform.
(iii)
Represents information technology costs to support the Group’s infrastructure and back-office operations.
(iv)
Represents costs incurred to monitor the security of our network and platform.

8. Sales and marketing expenses and General and administrative expenses

Sales and marketing expenses and General and administrative expenses are comprised of the following:

	Nine months ended		Three months ended
Sales and marketing expenses	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Salaries and wages (i)	16,368	13,467	6,859	6,223
Marketing expenses (ii)	3,748	2,561	1,280	669
Total	20,116	16,028	8,139	6,892

General and administrative expenses	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Salaries and wages (iii)	43,683	41,649	14,268	12,299
Third-party services (iv)	16,664	15,894	5,858	4,552
Other operating expenses (v)	19,204	16,499	8,098	5,785
Total	79,551	74,042	28,224	22,636

(i)
Represents salaries and wages related to FTE’s in the Group’s sales and marketing department. For further detail on total salaries and wages refer to Note 9: Employee Benefits.
(ii)
Represents expenses related to trade marketing events, the distribution and production of marketing and advertising campaigns, public relations expenses, third-party sales commissions, and online performance marketing.
(iii)
Represents salaries and wages related to administrative FTE’s. For further detail on total salaries and wages refer to Note 9: Employee Benefits.
(iv)
Includes advisors’ fees, legal fees, auditors’ fees and human resources’ fees.
(v)
Includes office rent and related expenses, amortization of right-of-use assets, intangible assets and depreciation of property, plant and equipment, taxes, travel and other expenses.

9. Employee benefits

Employee benefits costs are comprised of the following:

	Nine months ended		Three months ended
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Salaries, wages and contractor fees (i)	80,829	62,812	29,250	22,037
Share-based payments (ii)	17,771	17,441	6,840	6,204
Total	98,600	80,253	36,090	28,241
(i)
Salaries, wages and contractor fees include social security costs and annual bonuses. This line also includes USD 23,175 for the nine months ended September 30, 2025 (USD 14,130 for the nine months ended September 30, 2024) related to capitalized salaries and wages.
(ii)
Represents compensation expenses from share-based arrangements settled in the Group’s common shares. For further information refer to Note 13: Share-based payments.

10. Amortization and depreciation

Amortization and depreciation expenses are composed of the following:

	Nine months ended		Three months ended
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Amortization of intangible assets	15,179	11,147	5,540	4,033
Amortization of right-of-use assets	610	255	276	85
Depreciation of property, plant & equipment	942	887	313	320
Total	16,731	12,289	6,129	4,438

For further information related to amortization of intangible assets refer to Note 19: Intangible Assets.

11. Other results

Other results is composed of the following categories:

	Nine months ended		Three months ended
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Interest income from financial instruments (i)	19,506	21,345	8,423	7,430
Fair value gains of financial assets at FVPL (i)	14,250	33,494	1,995	(95)
Finance income	33,756	54,839	10,418	7,335

	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Finance expense related to derivative financial instruments (ii)	(5,088)	(15,009)	(1,497)	(3,970)
Other finance expenses (iii)	(18,955)	(21,440)	(2,474)	(13,406)
Interest charges for lease liabilities (iv)	(146)	(131)	(64)	(44)
Finance costs	(24,189)	(36,580)	(4,035)	(17,420)
Inflation adjustment (v)	(2,663)	(6,263)	(794)	(1,954)
Total	6,904	11,996	5,589	(12,039)

(i)
Includes interest income from short-term liquid financial instruments and financial assets at amortized cost, and fair value gains and losses from financial assets measured at fair value through profit and loss. For further detail refer to Note 16: Financial assets.
(ii)
Represents the rate implicit in derivative financial instruments not designated as hedging instruments. The Group elected to separate the spot element from the forward element of the derivative foreign exchange instruments and designated as a hedging instrument the changes in the fair value of the spot element. Changes in the fair value of the hedging portion of the derivative contract are recognized within Costs of services while changes in the fair value of the non-designated portion; i.e. the forward element, are presented within Finance costs. For further information refer to Note 22 Derivative financial instruments.
(iii)
Represents net effects of foreign exchange results in subsidiaries, mainly due to the devaluation of the local currencies against the U.S. dollar, and in an intra-group loan denominated in US Dollars between subsidiaries located in Argentina and Malta, and the fair value losses of other assets.
(iv)
Finance costs associated with lease liabilities resulting from the application of IFRS 16 Leases.
(v)
As required by IAS 29, the financial statements of the Group’s Argentina subsidiaries were restated to reflect the purchasing power of the hyperinflationary currency. Therefore, a loss on net monetary position was recognized during the nine months ended September 30, 2025 and 2024.

12. Income tax

Income tax expense is recognized based on management’s estimate of the weighted average effective annual income tax rate expected for the full financial year. The estimated average income tax rate used for the nine months ended September 30, 2025 is 13.9%, compared to 17.7% for the nine months ended September 30, 2024. The effective income tax rate decrease is explained by an increase in the results of subsidiaries located in countries where the income tax rate is lower and a decrease in the results of subsidiaries located in countries where the income tax rate is higher.

The income tax charge recognized in profit and loss is the following:

	Nine months ended		Three months ended
Current income tax	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Current income tax on profits for the period	(20,990)	(19,997)	(9,006)	(4,673)
Total current income tax expense	(20,990)	(19,997)	(9,006)	(4,673)

Deferred income tax	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
(Decrease)/increase in deferred income tax assets	62	1,060	(532)	1,364
(Increase)/decrease in deferred income tax liabilities	(1,910)	(523)	150	1,023
Total deferred income tax (expense)/benefit	(1,848)	537	(382)	2,387
Income tax expense	(22,838)	(19,460)	(9,388)	(2,286)

13. Share-based payments

During the nine months ended September 30, 2025, the Group granted new share options and restricted share units under the Amended and Restated 2020 Global Share Incentive Plan to executives and employees in return for their services, which represented changes in the composition of share options outstanding at the end of the period.

Set out below are summaries of restricted share units and share options granted under the plan:

	September 30, 2025		December 31, 2024
	Average		Average
	exercise price	Number of	exercise price	Number of
	(U.S. Dollars)	options and RSUs and PSUs	(U.S. Dollars)	options and RSUs and PSUs
At the beginning of the period	5.32	7,507,841	6.86	6,962,302
Granted during the period	0.002	1,548,527	1.76	2,446,559
Exercised during the period	2.98	(751,839)	0.50	(1,067,176)
Cancelled during the period	—	—	0.00	(4,158)
Forfeited during the period	13.18	(473,049)	13.96	(829,686)
At the end of the period	4.02	7,831,480	5.32	7,507,841
Vested and exercisable at the end of the period	9.06	1,407,253	8.73	1,167,552

No options expired during the periods covered by the above table.

As of September 30, 2025, the Group has 180,000 Performance Share Units (“PSUs”), 5,357,852 Restricted Stock Units (RSUs), and 2,293,628 Stock Options outstanding.

For the nine months ended September 30, 2025, total compensation expense of the plans was USD 17,771 (for the nine months ended September 30, 2024 USD 17,441) as presented in Note 9 Employee Benefits.

14. Capital management

(a) Share capital

At the date of this interim report, the total authorized share capital of the Group was USD 3,000,000 divided into 1,500,000,000 shares par value USD 0.002 each, of which:

• 1,000,000,000 shares are designated as Class A common shares (“Class A Common Shares”); and

• 250,000,000 shares are designated as Class B common shares (“Class B Common Shares”).

The remaining 250,000,000 authorized but unissued shares are presently undesignated and may be issued by our board of directors as common shares of any class or as shares with preferred, deferred or other special rights or restrictions.

The rights of the holders of Class A Common Shares and Class B Common Shares are identical, except with respect to voting, conversion and transfer restrictions applicable to the Class B Common Shares. Each Class A Common Share is entitled to one vote while Class B Common Shares are entitled to five votes each. Each Class B Common Share is convertible into one Class A Common Share automatically upon transfer, subject to certain exceptions. Holders of Class A Common Shares and Class B Common Shares vote together as a single class on all matters unless otherwise required by law.

Authorized shares, as well as issued and fully paid-up shares, are presented below:

	September 30, 2025		September 30, 2024
	Amount	USD	Amount	USD
Issued and fully paid up shares of USD 0.002 each
Class A common shares	165,141,064	330	151,121,672	302
Class B common shares	129,054,192	258	134,054,192	268
	294,195,256	588	285,175,864	570
Share capital evolution
Share capital as of January 1	285,475,136	570	295,991,665	591
i) Issue of common shares at USD 0.002	751,839	2	767,904	2
ii) Warrant exercise	7,968,281	16	—	—
iii) Repurchase of shares	—	—	(11,583,705)	(23)
Share capital as of September 30	294,195,256	588	285,175,864	570

In May, 2025, a holder of warrants exercised its net issuance right resulting in a net issuance amount of 7,968,281 shares at a Fair Market Value of U.S. Dollars 9.5680 per share, calculated using the average price of five business days before the exercise date.

(b) Share Premium

For the nine months ended September 30, 2025 and 2024, dLocal issued 751,839 and 767,904 new Class A Common Shares receiving total proceeds of USD 1,414 and 1,495, respectively, related to the vesting of restricted stock units and the exercise of share-options.

(c) Treasury Shares

On May 13, 2024, the Board of Directors of Dlocal approved a share buyback program. The Company was authorized to purchase up to $200 million of its Class A Common Shares from May 15, 2024, to May 31, 2025.

As of May 31, 2025, the plan’s expiration date, the Company had repurchased 11,583,705 shares at an average price of USD 8.72 per share, amounting to a total consideration of USD 101,067. The repurchased shares were held as treasury shares and accounted for at cost.

On August 13, 2025, the Board of Directors approved the cancellation of 18,754,887 shares held in treasury. The total amount of USD 200,980 related to these shares was deducted for an amount of USD 198,956 from the Share Premium until it was fully utilized, and the remaining USD 2,024 was charged to Retained Earnings.

(d) Capital reserve

The Capital reserve corresponds to reserves related to the share-based plans, as described in Note 13: Share-based payments and warrants to the Annual Financial Statements for the year ended December 31, 2024. As of September 30, 2025, the movement in the Capital reserve was USD 6,980 which is comprised of USD 17,771 increase related to share-based expenses, USD 2,118 decrease related to a warrant exercise and USD 8,673 decrease related to exercise and vesting of shares per the share-based plan.

(e) Other Reserves

The reserves for the Group relate to cumulative translation adjustment representing differences on conversion of assets and liabilities at the reporting date.

(f) Earnings per share

Basic earnings per share is calculated by dividing net income for the period attributed to the owners of the parent by the weighted average number of ordinary shares outstanding during the period.

Diluted earnings per share is calculated by dividing net income attributable to owners of the Company by the weighted average number of shares outstanding during the year plus the weighted average number of shares that would be issued on conversion of all dilutive potential shares into shares by applying the treasury stock method. The shares in the share-based plan are the only shares with potential dilutive effect.

The following table presents the calculation of net income applicable to the owners of the parent and basic and diluted EPS for the nine and three months period ended of September 30:

	Nine months ended		Three months ended
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Profit attributable to common shareholders (U.S. Dollars)	141,265,277	90,734,000	51,824,729	26,782,000
Weighted average number of common shares	289,680,047	291,582,333	293,841,049	282,212,297
Adjustments for calculation of diluted earnings per share(1)	11,970,674	15,154,672	8,274,836	14,108,758
Weighted average number of common shares for calculating diluted earnings per share	301,650,721	306,737,005	302,115,885	296,321,055
Basic earnings per share	0.49	0.31	0.18	0.09
Diluted earnings per share	0.47	0.30	0.17	0.09

(1)
For the nine months ended September 30, 2025, the adjustment corresponds to the dilutive effect of i) 4,418,445 average shares related to share-based payment warrants; and ii) 7,552,229 average shares related to share-based payment plans with employees (8,161,828 and 6,992,844 respectively for the nine months ended September 30, 2024). For the three months ended September 30, 2025, the adjustment corresponds to the dilutive effect of i) 196,969 average shares related to share-based payment warrants described in Note 2.11.2. Warrants contracts to the Annual Financial Statements for the year ended December 31, 2024; and ii) 8,077,867 average shares related to share-based payment plans with employees (7,805,921 and 6,302,837 respectively for the three months ended September 30, 2024).

15. Cash and cash equivalents

Cash and cash equivalents breakdown is presented below:

	September 30, 2025	December 31, 2024
Corporate cash and cash equivalents	333,076	317,754
Merchant cash and cash equivalents (i)	271,391	107,418
Total	604,467	425,172

As of September 30, 2025, USD 604,467 (USD 425,172 on December 31, 2024) represents cash on hand, demand deposits and other short-term liquid financial instruments.

(i)
Merchant cash and cash equivalents includes freely available funds which belong to the merchants or their customers but are held by the Company.

16. Financial assets

(a)
Classification of financial assets

Financial assets include the following:

Financial assets at Fair Value through Profit or Loss:

Instrument	Reference	Maturity date	Interest rate (%)	Linked with	September 30, 2025 (i)	December 31, 2024 (i)
Argentina Treasury Notes	S31E5	Jan-25	5.50%	—	—	29,918
Argentina Treasury Bonds	TDE25	Jan-25	0%/3.25%	U.S. Dollar/CER index*	—	2,149
Argentina Treasury Bonds	TV25	Mar-25	0.50%	Dollar linked	—	9,130
Argentina Treasury Notes	S30J5	Jun-25	3.9%	—	—	5,676
Argentina Treasury Bonds	TZV25	Jun-25	0.0%	Dollar linked	—	61,136
Argentina Treasury Notes	S31L5	Jul-25	4.0%	—	—	583
Argentina Treasury Notes	S29G5	Aug-25	3.9%	—	—	5,875
Argentina Treasury Notes	S10N5	Nov-25	2.2%	—	3,123	—
Argentina Treasury Notes	D16E6	Jan-26	0.0%	Dollar linked	9,436	—
Brazil Money Market	LFT	Apr-25	Selic + 0.08%	—	—	14,852
					12,559	129,319

*Stabilization Reference Coefficient adjusted by inflation

Financial assets at Amortized Cost:

Instrument	Reference	Maturity date	Interest rate (%)	Linked with	September 30, 2025 (i)	December 31, 2024 (i)
US Treasury Bonds	US912797MS31	Oct-25	0.0%	—	12,207	—
US Treasury Bonds	US912797NA14	Oct-25	0.0%	—	10,166	—
US Treasury Bonds	US912797QP55	Nov-25	0.0%	—	3,224	—
US Treasury Bonds	US912797QQ39	Nov-25	0.0%	—	6,784	—
US Treasury Bonds	US912797NL78	Nov-25	0.0%	—	22,483	—
US Treasury Bonds	US912797NU77	Dec-25	0.0%	—	22,479	—
US Treasury Bonds	US912797RB50	Oct-25	0.0%	—	5,124	—
					82,467	-
					95,026	129,319

(i) As of September 30, 2025 and December 31, 2024, certain financial assets with a carrying amount of USD 57,398 and USD 42,052, respectively, were held as security for the borrowings detailed in Note 23.

(b)
Amounts recognized in profit or loss

Information about the Group’s impact on profit or loss of bonds is discussed in Note 11: Other Results

(c)
Risk exposure and fair value measurements

The Group’s financial assets at fair value through profit or loss consist of Argentina Treasury Notes and Bonds that are listed on the Argentinean Stock Exchange (Bolsas y Mercados Argentinos - BYMA). For the investments classified as FVPL, the impact of a 10% increase in the listed prices at the reporting date on profit or loss would have been an increase of USD 1,193 after tax. An equal change in the opposite direction would have decreased profit or loss by USD 1,193 after tax.

17. Trade and other receivables

Trade and other receivables of the Group are composed of the following:

Current	September 30, 2025	December 31, 2024
Trade receivables	507,622	457,312
Loss allowance	(1,064)	(148)
Trade receivables net	506,558	457,164
Advances and other receivables(i)	69,831	39,549
Total Current Trade and other receivables	576,389	496,713

Non-current
Advances and other receivables(i)	13,823	18,044
Total Non-current Trade and other receivables	13,823	18,044

(i)
As of September 30, 2025, the Company recognized USD 2,077 write-off of Advances and other receivables due from a third-party payment processor given its current view on recoverability of the asset.

Trade receivables represent uncollateralized gross amounts due from acquirers, processors, merchants and collection entities for services performed that will be collected in less than one year. As a result, they are classified as current. All Trade and other receivables have been assigned a “normal” credit risk rating which applies to financial assets for which a significant increase in credit risk has not occurred since initial recognition.

Advances and other receivables include payments made in advance as well as tax credits.

Loss allowance and impairment losses

The following table presents the evolution of the loss allowance:

	September 30, 2025	September 30, 2024
As of January 1	(148)	(459)
(Increase)/decrease in loss allowance for trade receivables	(1,796)	—
Write-off	880	417
As of September 30	(1,064)	(42)
Net impairment (loss)/gain for trade receivables	(1,796)	93

For purposes of initial recognition and subsequent measurement, the Group applies the simplified approach to determine expected credit losses on trade receivables.

To measure the expected credit losses, trade and other receivables have been grouped based on shared credit risk characteristics and the days past due.

The expected loss rates are based on the payment profiles of debtors over a period of 48 months before year end and the corresponding historical credit losses experienced within this period. The historical loss rate is adjusted to reflect current and forward-looking information on credit risk ratings of the countries in which the Group sells its services which affects the ability of the debtors to settle the receivables. On that basis, the average expected credit loss rate was determined at 0.3% for the nine months ended September 30, 2025 (0.1% in the nine months ended September 30, 2024).

18. Other assets

Other assets are composed of the following:

Current	September 30, 2025	December 31, 2024
Money held in escrow and guarantees due to: (i)	4,347	6,966
-Banks requirements	3,034	3,869
-Processors and others requirements	1,305	2,974
-Credit card requirements	8	123
Rental guarantees	298	220
Other financial asset measured at FVPL (ii)	25,683	11,619
Total Current Other assets	30,328	18,805
Non current
Other financial asset measured at FVPL	3,383	4,695
Total Non-current Other assets	3,383	4,695

(i)
Includes own funds and investments held in escrow and guarantees required by processors, credit cards and merchants. Amounts held in escrow also include funds held in a pledge account to collateralize overdrafts and pre-settlements agreements with a bank. It also includes guarantees issued to processors and credit cards institutions. These agreements have short-term maturities.

(ii)
In December 2024 and in June 2025, dLocal entered into short-term credit facility agreements with Aza finance, a fintech company specializing in cross-border payments and foreign exchange solutions in Africa, as a working capital facility at 7% and 15% annual interest rates. The first credit facility was amended, extending the maturity date to September 30, 2025, and both subsequently to November 30, 2025, the total principal outstanding credit facility balance in September 2025 was USD 22,500 and accrued interest was USD 1,099. These agreements encompass a call option that grants dLocal the right to acquire designated entities or groups of assets from the borrower group. In July 2025, Aza Finance became the subject of a third-party complaint that is resulting in us pursuing a restructured deal focused on the assets/entities most relevant to dLocal. The exercise of the call option is strictly subject to satisfactory conclusion of the third-party claim and prior approval by relevant regulatory authorities to the extent that entities are acquired in certain jurisdictions. The call option may be exercised until the date which is 10 business days after the repayment of the credit facility in full. To mitigate credit risk, the borrower has pledged guarantees. As of September 30, 2025, dLocal maintained no potential voting rights or significant influence over Aza finance. These instruments are classified and measured at fair value through profit or loss (FVPL) in accordance with IFRS 9. The recoverability of these assets is reassessed on a recurring basis.

19. Intangible assets

Intangible assets of the Group correspond to acquired software, capitalized expenses related to internally generated software and acquired merchant agreements, and are stated at cost less accumulated amortization.

	September 30, 2025			December 31, 2024
At January 1,	Internally generated software	Acquired intangible assets	Total	Internally generated software	Acquired intangible assets	Total
Cost	60,255	41,034	101,289	40,446	39,901	80,347
Accumulated amortization	(30,096)	(7,875)	(37,971)	(16,683)	(5,777)	(22,460)
Opening book value as of January 1	30,159	33,159	63,318	23,763	34,124	57,887
Additions (i)	23,175	440	23,615	19,809	1,133	20,942
Amortization of the year	(13,553)	(1,626)	(15,179)	(13,413)	(2,098)	(15,511)
Total as of period end	39,781	31,973	71,754	30,159	33,159	63,318
Cost	83,430	41,474	124,904	60,255	41,034	101,289
Accumulated amortization	(43,649)	(9,501)	(53,150)	(30,096)	(7,875)	(37,971)

(i) The additions of internally generated software for the nine months ended September 30, 2025 include USD 23,175 related to capitalized salaries and wages (USD 14,130 as of September 30, 2024).

As of September 30, 2025, and December 31, 2024 no indicator of impairment related to intangible assets existed, so the Group did not perform an impairment test.

20. Trade and other payables

Trade and other payables are composed of the following:

	September 30, 2025	December 31, 2024
Trade payables	774,927	562,749
Accrued liabilities	7,815	9,895
Other payables	33,987	25,143
Total	816,729	597,787

Trade and other payables are classified as current liabilities as the payment is due within one year or less. Moreover, the carrying amounts are considered to be the same as fair values, due to their short – term nature.

Trade payables correspond to liabilities with Merchants, either related to pay-in transactions processed or pay-out pending at their request. Accrued liabilities mainly correspond to obligations with legal and tax advisors, as well as auditors. Other payables include general administrative expenses and other obligations.

21. Tax liabilities

The tax liabilities breakdown is as follows:

	September 30, 2025	December 31, 2024
Income tax payable	11,783	19,682
Other tax liabilities (i)	3,023	1,833
Total	14,806	21,515

(i) Mainly related to digital services withholding VAT.

22. Derivative financial instruments

Derivative financial instruments: forward agreements

The Group’s operations are in various foreign currencies and consequently are exposed to foreign currency risk. As a consequence, the Group uses derivative instruments, delivery and non-delivery currency forward contracts and future contracts, to reduce the volatility of earnings and cash flows, caused by the exchange rate variation in which dLocal is exposed on the conversion of local currency into the settlement currency (usually US dollars). All outstanding derivatives are recognized in the Group’s consolidated statement of financial position at fair value and the impacts are recognized on profit or loss, as shown on the tables below.

The Group uses foreign exchange forward contracts to manage some of its transaction exposures. The spot element of foreign exchange forward contracts is designated as hedging instruments in fair value hedges and are entered into for periods consistent with foreign currency exposure of the underlying transactions, generally from one to 12 months.

Transaction	Type Contract	Notional amount in USD as of September 30, 2025	Outstanding balance as of September 30, 2025 - Derivative financial assets / (liabilities)"	Outstanding notional amount as of December 31, 2024	Outstanding balance as of December 31, 2024 - Derivative financial assets / (liabilities)
Assets
Buy EUR
US Dollar	Forward	12,386	59	—	—
Buy USD
Mexican Peso	Futures Contract	—	—	9,780	287
South African Rand	Futures Contract	—	—	13,870	727
Argentine Peso	Futures Contract	7,000	81	—	—
Mexican Peso	Forward	—	—	9,899	256
Moroccan Dirham	Forward	—	—	4,482	35
South African Rand	Forward	—	—	26,961	749
Brazilian Real	Non-delivery forwards	—	—	17,682	378
Indian Rupee	Non-delivery forwards	3,491	14	176	1
Argentine Peso	Non-delivery forwards	3,500	542	—	—
Indonesian Rupiah	Non-delivery forwards	2,502	67	—	—
Philippine Peso	Non-delivery forwards	2,009	56	—	—
Sell EUR
US Dollar	Forward	(7,984)	4	(18,065)	152
Sell USD
Thai Baht	Forward	(1,698)	1	—	—
Argentine Peso	Futures Contract	—	—	(1,000)	252
Brazilian Real	Non-delivery forwards	—	—	(7,707)	37
Indonesian Rupiah	Non-delivery forwards	(2,275)	4	—	—
Total			828		2,874

Liabilities
Buy EUR
US Dollar	Forward	—	—	3,383	(13)
US Dollar	Futures Contract	5,749	(5)	39,223	(547)
Buy USD
Chilean Peso	Forward	13,904	(10)	15,979	(29)
United Arab Emirates Dirham	Forward	1,033	—	133	—
Thai Baht	Forward	4,482	(15)	—	—
Saudi Riyal	Forward	4,505	(7)	6,755	(11)
Moroccan Dirham	Forward	8,880	(52)	—	—
Uruguayan peso	Forward	—	—	5,392	(71)
Mexican Peso	Forward	5,391	(44)	—	—
Turkish Lira	Forward	1,541	(12)	—	—
Argentine Peso	Futures Contract	—	—	1,900	(232)
Mexican Peso	Futures Contract	10,650	(254)	—	—
Kenyan Shilling	Non-delivery forwards	1,000	(3)	—	—
Egyptian Pound	Non-delivery forwards	8,980	(633)	8,965	(96)
Vietnamese Dong	Non-delivery forwards	984	(2)	6,334	(7)
Brazilian Reais	Non-delivery forwards	14,724	(286)	37,200	(4,968)
Nigerian Naira	Non-delivery forwards	6,891	(245)	2,000	(33)
Pakistani Rupee	Non-delivery forwards	7,240	(38)	—	—
Sell USD
South African Rand	Forward	—	—	(6,654)	(104)
South African Rand	Futures Contract	—	—	(6,662)	(116)
Total			(1,606)		(6,227)

	Nine months ended		Three months ended
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Net (loss)/gain on foreign currency forwards recognized in ‘Costs of Services’ (Note 6)	(3,232)	7,204	(1,896)	(1,860)
Net loss on foreign currency forwards recognized in ‘Finance Costs’ (Note 11)	(5,088)	(15,009)	(1,497)	(3,970)

(i) Classification of derivatives

Derivatives are financial instruments entered into only for economic hedging purposes and not contracted as speculative investments. However, where derivatives do not meet the hedge accounting criteria, they are classified as ‘held for trading’ for accounting purposes and are accounted for at fair value through profit or loss. The full fair value of hedging derivatives is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months, otherwise they are classified as a current asset or liability. Derivatives held for trading are classified as a current asset or liability.

23. Financial liabilities

The financial liabilities breakdown is as follows:

	September 30, 2025	December 31, 2024
Borrowings (i) (ii)	63,079	39,768
Bank overdraft (iii)	—	10,687
Total Financial liabilities (iv)	63,079	50,455

(i) As of September 30, 2025 and December 31, 2024, the Group entered into borrowing agreements and, as of September 30, 2025, issued promissory notes denominated in Argentinean Pesos (AR$) with a financial institution in Argentina. The borrowing is agreed on a daily basis and pays an annual interest rate with reference to BADLAR, which represents the average interest rate on time deposits in Argentinean pesos published by the Central Bank of Argentina. The promissory notes have short-term maturities and interest at an annual rate referenced to TAMAR, the average lending rate in Argentine pesos published by the Central Bank of Argentina. The interest expense for the nine months ended September 30, 2025 amounts to USD 3,052 recognized in other finance expenses (note 11). The outstanding balance as of September 30, 2025, was USD 63,079. As part of this financing, as of September 30, 2025, and December 31, 2024, certain financial assets for a carrying amount of USD 57,398 and USD 42,052, respectively, were held as security of this borrowing. See note 16 for additional information.

(ii) In December 2024, dLocal Colombia S.A.S, entered into a loan agreement with Citibank Colombia S.A. in a total of COP 14,000,000 (USD 3,177), which matured on March 1, 2025. In May 2025, dLocal Colombia entered into a renewal agreement with Citibank Colombia S.A., extending the maturity date to July 29, 2025, and with an annual interest rate of 10.6%. The total payment, principal and interest, are due at the maturity date. As of September 30, 2025, the loan was fully repaid.

(iii) In December 2024, dLocal entered into an overdraft agreement with a financial institution in Uruguayan Pesos (UYU) in Uruguay to fund advances to merchants. This overdraft facility was a short-term liability with an annual interest rate of 11%. In 2025, the loan was fully repaid.

(iv) Financial liabilities are presented net of cash payments, have a high turnover, the amounts are large, and the maturity period is three months or less.

24. Provisions

(a) Current or potential proceedings for labor provisions and civil claims

The Group has been associated with civil and labor lawsuits that present risk of potential loss. Provisions for losses arising from these lawsuits and potential labor contingencies are recognized when management, based on assessments by the Group’s legal advisors, determines that an outflow of resources is more likely than not required to settle the obligation and that a reliable estimate of the amount can be made.

As of September 30, 2025, the total amount recognized for existing contingencies classified as probable by the Group, as evaluated by its legal advisors, is USD 388. This amount includes provisions for labor contractor claims and civil claims.

(b) Movements in current or potential proceedings

Movements in current or potential proceedings are set out below:

	September 30, 2025	December 31, 2024
Carrying amount as of January 1	500	362
Reversal	(180)	(92)
Interest charges	4	11
Additions	64	219
Carrying amount as of December 31	388	500

(c) Other legal matters

a)
Class action lawsuits

On February 23 and February 28, 2023, respectively, the Company was named, along with several of its senior executives and/or directors, as defendants in certain putative class action lawsuits filed in the Supreme Court of the State of New York, New York County, asserting claims under Sections 11, 12, and 15 of the Securities Act of 1933, based in significant part on a short-seller report. On October 6, 2023, the Company has also been named, along with several of its senior executives and/or directors, in a putative class action lawsuit filed in the U.S. District Court for the Eastern District of New York, asserting claims under Sections 11 and 15 of the Securities Act and Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as well as Rule 10b-5 promulgated thereunder. For more information, refer to note 1.2. a) to these Unaudited Consolidated Condensed Interim Financial Statements.

Due to the preliminary posture of the above-described lawsuits as of the date of issuance of these Unaudited Consolidated Condensed Interim Financial Statements, the Company’s management and its legal advisors are unable to evaluate the likelihood of an adverse outcome or estimate a range of potential losses and no provision for contingencies has been recorded for the aforementioned matters. DLocal Limited intends to defend itself vigorously in these actions. As of the date of issuance of the Company’s Unaudited Consolidated Condensed Interim Financial Statements there were no further updates in this regard.

b)
Developments in Argentina

As described in note 1.2. b) to these Unaudited Consolidated Interim Financial Statements, in 2023, certain administrative and judicial inquiries were initiated concerning the Company’s Argentinean subsidiary, dLocal Argentina S.A. These inquiries do not seek penalties at this stage. Based on consultations with the Company’s legal advisors, the management believes that the subsidiary’s activities comply with applicable laws and regulations, including foreign exchange and tax regulations. As of the date of this filing, no new developments have emerged in 2025 regarding these matters.

25. Related parties

(a) Related Parties Transactions

In June 2023, Dlocal Argentina S.A. entered into a loan agreement with DLocal Group for a total amount of USD 100,000, which currently matures in December 2025. In August 2024, Dlocal Argentina partially repaid the intra-group loan by transferring approximately USD 69,100 worth of Argentine government bonds to the subsidiary in Malta. In October 2024, Dlocal Argentina S.A. made a repayment of USD 5,000, and in May 2025 an additional repayment of USD 23,266. In September 2025, DLocal Group made a final repayment of USD 11,639, thereby fully settling the outstanding balance. The primary impact on the Unaudited Consolidated Condensed Interim Financial Statements relates to foreign exchange losses incurred by Dlocal Argentina S.A. For further detail refer to Note 11: Other Results.

(b) Key Management compensation

The Group’s Executive Team and Director compensation was as follows:

	Nine months ended		Three months ended
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Short-term employee benefits – Salaries and wages	3,057	2,349	943	851
Long-term employee benefits – Share-based payment	13,377	11,334	4,144	3,676
	16,434	13,682	5,087	4,526

(c) Transactions with other related parties

The following transactions occurred with related parties:

	Nine months ended		Three months ended
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Transactions with merchants – Revenues	726	270	260	11
Transactions with collection entities – Costs	(15,347)	—	(9,485)	—
Transactions with other related parties – Financial expenses (item (a)) (1)	(5,020)	—	(451)	—

(1) Foreign exchange losses not eliminated on the Unaudited Consolidated Condensed Interim Financial Statements, refer to note 11.

(d) Outstanding balances arising from transactions with other related parties

The following balances are outstanding at the end of the reporting period in relation to transactions with related parties:

	September 30, 2025	December 31, 2024
Balances with merchants – trade payables	(749)	—
Balances with collection entities – Trade payables	(4,386)	(429)
Balances with collection entities – Trade receivables	32,791	6,853
Balances with collection entities – Advances and other receivables	13,070	—

All transactions with related parties were made on normal commercial terms and conditions and at market rates. Outstanding balances are unsecured and are repayable in cash.

26. Fair value hierarchy

The following tables show financial instruments recognized at fair value for the period ended September 30, 2025 and December 31, 2024, analyzed between those whose fair value is based on:

• Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.

• Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.

• Level 3: techniques which use inputs which have a significant effect on the recorded fair value that are not based upon observable market data.

The table also includes financial instruments measured at amortized cost. The Group determined that the book value of such instruments approximates their fair value.

September 30, 2025	FVPL	Amortized cost	Total	Level 1	Level 2
Assets
Cash and cash equivalents	88,214	516,253	604,467	88,214	—
Cash and demand deposit	—	516,253	516,253	—	—
Money market fund and others	88,214	—	88,214	88,214	—
Financial assets	12,559	82,467	95,026	12,559	—
Other assets	29,066	4,645	33,711	—	29,066
Trade and other receivables	—	590,212	590,212	—	—
Derivative financial instruments (1)	828	—	828	—	828
	130,667	1,193,577	1,324,244	100,773	29,894

December 31, 2024	FVPL	Amortized cost	Total	Level 1	Level 2
Assets
Cash and cash equivalents	53,490	371,682	425,172	53,490	—
Cash and demand deposit	—	371,682	371,682	—	—
Money market fund and others	53,490	—	53,490	53,490	—
Financial assets	129,319	—	129,319	129,319	—
Other assets	16,314	7,186	23,500	—	16,314
Trade and other receivables	—	514,757	514,757	—	—
Derivative financial instruments (1)	2,874	—	2,874	—	2,874
	201,997	893,625	1,095,622	182,809	19,188

September 30, 2025	FVPL	Amortized cost	Total	Level 1	Level 2
Liabilities
Trade and other payables	—	(816,729)	(816,729)	—	—
Derivative financial instruments (1)	(1,606)	—	(1,606)	—	(1,606)
Financial liabilities	—	(63,079)	(63,079)	—	—
Lease liabilities	—	(3,713)	(3,713)	—	—
	(1,606)	(883,521)	(885,127)	—	(1,606)

December 31, 2024	FVPL	Amortized cost	Total	Level 1	Level 2
Liabilities
Trade and other payables	—	(597,787)	(597,787)	—	—
Derivative financial instruments (1)	(6,227)	—	(6,227)	—	(6,227)
Financial liabilities	—	(50,455)	(50,455)	—	—
Lease liabilities	—	(4,000)	(4,000)	—	—
	(6,227)	(652,242)	(658,469)	—	(6,227)

(1)
The most frequently applied valuation techniques include forward pricing models. The models incorporate various inputs including: foreign exchange spot, interest rates curves of the respective currencies and the terms of the contract.

There were no changes of items between level 2 and level 3, acquisitions, disposals nor gains or losses recognized in profit for the period related to level 3 instruments. Consequently, for the periods ended September 30, 2025 and December 31, 2024, the Group did not recognize any financial assets under level 3.